May 25, 2005

United States Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Attn:	Michael Moran Branch Chief

Re:	AMS Health Sciences, Inc.
Form 10-K for the fiscal year ended December 31, 2004
File No. 1-13343

Ladies and Gentlemen:

     The following is in response to the Staff’s comment letter dated April 21, 2005. First and foremost, we acknowledged that:

•	The adequacy and accuracy of the disclosures in our filings are our responsibility;

•	The Staff comments or our changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     With respect to the Staff’s comments, you are advised as follows:

Management’s Discussion and Analysis of Financial Condition and Results of Operation

     General

1.	We note that you include free cash flow in MD&A. In accordance with Item 10(e) of Regulation S-K, tell us and provide in future filings the reasons why management believes the presentation of the non-GAAP financial measure provides useful information to investors and a statement disclosing the additional purposes, if any, for which the registrant’s management uses the non-GAAP financial measure that are not disclosed elsewhere.

We initially believed the metric of free cash flow was important financial information to our stockholders and potential investors. We have come to determine that the metric is not highly valued by our investors, and therefore, will not include free cash flow in any of our future filings.

     Results of Operations

2.	We note that you exclude certain distribution expenses from cost of sales. In future filings, please provide cautionary disclosure in MD&A that your gross margins may not be comparable to others, since some entities include the costs related to their distribution network in cost of sales and others, like you, exclude all or a portion of them from gross margin, including them instead in a line item such as marketing, distribution and administrative expenses. To the extent it would be material to an investor’s ability to compare your operating results to others in your industry, quantify in MD&A and the notes to your financial statements the amount of these costs excluded from cost of sales.

The line item titled “Marketing, Distribution and Administrative Expenses” should read “Marketing and Administrative Expenses,” as only marketing and administrative costs are included, with the exception of warehouse operating expense. Warehousing costs are minimal, and not included in cost of sales. The warehousing expense totaled $402,010, $412,794, and $522,175 for each of the prior three years. We will ensure the line item headings reflect the correct terminology in all future filings, along with quantification of warehousing expenses.

3.	Tell us, and quantify in future filings, the number of associate terminations for each period presented and the impact on the financial statements as a result of buy-backs.

Future filings will include a section on associate and customer retention to give the investor a clearer picture of recruiting, terminations, buy-backs, and to the extent practicable, the impact thereof on our financial statements. Typical returns have been immaterial at less than 1.0% of total sales historically, however our free trial program, initiated in 2004, caused an increase in returns to 3.7%. Returns totaled $728,245, $177,007 and $131,606 for each of the prior three years. Per our free trial program, new associates were automatically added to our autoship program. The increase in returns for 2004 was due primarily to the first monthly draft under the autoship program being rejected by new associates. Terminations increased in 2004 due to significant increases in recruiting under the free trial program. Terminations annually are as follow: 2000 – 54,769; 2001 – 31,284; 2002 – 20,860; 2003 – 14,043; and 2004 – 46,075. The free trial program has been cancelled in 2005 and we expect returns and terminations to fall back to historical levels.

     Liquidity and Capital Resources

4.	We note from the business section that you do not generally have long-term supply contracts. However, we also note that you “customarily enter into contracts with your manufacturers and suppliers to establish the terms and conditions of purchase.” Tell us if you entered into any material contracts with manufacturers and suppliers as of December 31, 2004 and, if so, include in the contractual obligations schedule in accordance with Item 303(a)(5) of Regulation S-K in future filings.

We have no new supplier contracts from the prior year. Our current supplier contracts contain no contractual obligations to purchase specific quantities and do not meet the filing requirements of Item 303(a)(5) of Regulation S-K. Our contracts only contain administrative and relationship definitions such as purchasing procedures, liability insurance coverage, confidentiality agreements and payment terms.

5.	We note that you plan to fund working capital needs over the next 12 months with cash from operating activities and existing cash and cash equivalents. We note that you used cash in operating activities of ($2,766,247) and ($1,042,590) in the years ended December 31, 2004 and December 31, 2003, and you had a cash and cash equivalents balance of $588,909 on hand at December 31, 2004. Tell us if you anticipate funding operations using any additional sources or provide further detail surrounding your cash flow expectations from operating activities.

In addition to our cash, we have marketable securities that are available for sale. At December 31, 2004, we had marketable securities valued at $2,803,863, or total cash and cash equivalents and marketable securities of $3,392,772. We believe these securities, along with cash from revenues, will be sufficient to fund our working capital needs of approximately $1.5 million over the next 12 months. In future filings, we will disclose that our working capital needs over the next 12 months may be met through cash, cash equivalents and the sale of our marketable securities.

Consolidated Financial Statements and Notes to Consolidated Financial Statements

     General

6.	Tell us how you considered FAS 131 concerning segments of an enterprise. If you determined that you have a single reportable segment, tell us how you came to that conclusion and disclose in future filings. Also in future filings, make sure you address paragraphs 37-39, as they apply to all enterprises, including those enterprises that have a single reportable segment.

The key decision point within FAS 131 is the definition of a management approach that would evaluate an operating decision based on a business segment. AMS Health Sciences has one product offering, nutritional supplements, one geographical location, Oklahoma City, one operating company and one sales distribution channel, network marketing. Our weight loss, nutritional and personal care products, as discussed in the 10-K, are one product grouping as they are presented to our customers. The company believes, based on the prior information, there is no business segmentation, and therefore, decisions by the Chief Operating decision maker are based on review of the single product offering of the business.

There is no practical way of reporting of revenues beyond the discussion currently contained in management’s discussion as defined by paragraph 37 of FAS 131, as well as no material foreign revenue streams as defined in paragraph 38 or no major customers as defined in paragraph 39. Average sales per customer and number of associates by marketing plan levels are included in MD&A. We will clarify these disclosure requirements in our future filings.

Note 1: Summary of Significant Accounting Policies

7.	We note your disclosure on page 25 of the type of costs included in cost of sales. Please expand the notes to the financial statements to disclose your policy as to the costs included in the costs of sales. Also indicate whether you include warehousing costs and inspection costs.

As stated in our response to comment 2 above, the line item titled “Marketing, Distribution and Administrative Expenses” should read “Marketing and Administrative Expenses,” as only marketing and administrative costs are included, with the exception of warehouse operating expense. Warehousing costs are minimal, and not included in cost of sales. We will ensure the line item headings reflect the correct terminology in all future filings, along with quantification of warehousing expenses. Also in future filings, we will expand the notes to the financial statements to disclose our policy as to the types of costs included in cost of sales.

     Revenue Recognition

8.	To the extent you recognize revenues upon shipment, please also disclose whether your stated shipping terms are FOB shipping point or FOB destination and when title passes from you to your customer. Please clarify for us how you have met the criteria for sales recognition upon shipment, rather than upon delivery to and acceptance by the customer.

Revenue is recognized upon receipt of payment and shipment. All sales are paid for by credit card or automatic bank draft before shipment. The cost of shipping is added to the sales price at time of sale. Title passes immediately after the product leaves our dock. In future filings, we will clarify the shipping terms and criteria for sales recognition in our notes to the financial statements.

     Sales Returns

9.	We note your sales return and buy-back policies concerning product sales. We also note that the cost of products returned to the Company was 3.7% of gross sales in 2004, and less than 1% in 2003 and 2002. Please disclose how you account for sales returns and your methodology for determining a reserve for sales returns, if any. If material, include a Schedule II for this valuation and qualifying account. See Rules 5-04 and 12-09 of Regulation S-X.

Our cost of product returned in 2004 was higher than normal due to returns from our free trial program, launched in March of 2004. When product is returned to us, and a refund is issued, the return is recorded on our books. Because the percentage of returns has historically been insignificant, we have not had a reserve for sales returns. We discontinued the free trial program in April 2005, and fully expect returns to return to normal levels. We reviewed returns at December 31, 2004, and determined they were not materially sufficient at that time to create a reserve. We will evaluate returns in the future, and if material, will record and disclose an appropriate reserve.

     Note 2: Marketable Securities

10.	In future filings, for investments in debt securities classified as available-for-sale, please disclose information about the contractual maturities of those securities as of the date of the most recent statement of financial position presented. See paragraph 20 of FAS 115.

Future filings will include disclosures regarding contractual maturities of debt securities classified as available for sale in accordance with paragraph 20 of FAS 115.

11.	In future filings, please present the amount of gains and losses reclassified out of accumulated other comprehensive income into earnings for the period in accordance with paragraph 21(d) of FAS 115.

This information currently exists in Note 1 to the financial statements. In the future, we will consider moving it to Note 2 and/or presenting it in accumulated other comprehensive income in the statement of stockholder equity.

     Note 8: Stock Options Plans

12.	We note that the option price for shares of stock issued under the 1995 Stock Option Plan is set at a price not less than 85% of the market value of the stock on the date of grant. Tell us if any compensation expense was recognized under APB Opinion No. 25 on the issuance of stock based on the difference, if any, between the quoted market price of the stock and the amount an employee must pay to acquire the stock.

The 1995 Stock Option Plan is a qualified plan, under which we have granted options with no discount. While the minimum price under the plan is not less than 85% of market value of the stock on the date of grant, we have only issued options at market value on the date of grant, therefore no compensation expense has been recognized under APB Opinion No. 25, on the difference between its quoted market price and the amount the employee must pay to acquire it.

     Note 14: Quarterly Results of Operations (Unaudited)

13.	In future filings, include gross profit in the summary of quarterly results in accordance with Item 302 of Regulation S-K.

Future filings will include gross profit in the summary of quarterly results in accordance with Item 302 of Regulation S-K.

     Note 15: Year-End Adjustments

14.	You state in one sentence that the year-end adjustments “reduce net loss” and in another that they “increased 2004 fourth quarter basic loss per share.” Tell us the impact of the year-end adjustments on net loss and revise in future filings.

The year-end adjustments increased our net loss for the year by $3,416,511, as well as increased fourth quarter basic loss per share by $0.50. We will revise in future filings to make this clear to readers.

15.	Please advise and revise future filings to disclose your policies for accruing employee benefits and associate incentives indicating when the liabilities are incurred.

Employee benefits, such as vacation and associate incentives, are accrued as earned. We will clearly disclose this policy in future filings.

* * * *

     If you have further questions or comments, please call the undersigned at (405) 419-4962.

Very truly yours,

/s/ Reggie B. Cook
Reggie B. Cook,
Chief Financial Officer